FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

April 5, 2007

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnopresnenskaya Naberezhnaya 12

Moscow 123610

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL REPORTS ITS OPERATIONAL RESULTS FOR THE FIRST

QUARTER OF 2007

Moscow, Russia — April 5, 2007, — Mechel OAO (NYSE: MTL), one of the leading vertically-integrated mining and metals companies, announced today its operational results for the first quarter of 2007.

Product	First quarter of 2007, thousand tonnes	First quarter of 2007 vs. first quarter of 2006, %
Coal	4,543	+ 13
Coking Coal	2,223	0
Steam Coal	2,320	+ 30
Iron Ore Concentrate	1,095	- 3
Nickel	4.1	+ 22
Coke	959	+ 82
Pig Iron	930	+ 13
Steel	1,488	+ 9
Rolled Products	1,274	+ 19
Flat Products	112	+ 28
Long Products	756	+ 35
Semi-Finished Products	406	- 4
Forgings	21	+ 47
Stampings	25	- 2
Hardware	158	+ 18

Alexey Ivanushkin, Mechel’s Chief Operating Officer, commented: “The first quarter of 2007 witnessed growth in both of our segments — mining and steel production. Coal production output growth was mainly due to an increase in the production of steam coal, which exceeded production of coking coal in our South Kuzbass plant for the first time in history. We also continued to scale up our production of nickel given the unprecedented growth in prices for nonferrous metals.  During the quarter, the price of nickel exceeded $50,000 per tonne. In the steel segment, positive results were largely due to the company’s progress in increasing the share of concasted steel while reducing costs by decreasing the amount of materials consumed in flat steel production. We recently commissioned two concasters at our Chelyabinsk metallurgical plant and our Romanian plant, Mechel Targoviste. We also continued to increase production output of higher-value end products such as long and flat products as well as hardware, while reducing the production of semi-finished products. In stampings production, we concentrated on the production from high-end quality steel, which brought about a slight decrease in production volumes of plain stampings. To achieve this production, we increased output of specialty steel forgings at our Chelyabinsk metallurgical plant. The sharp increase in coke production was achieved due to the acquisition of the Moscow Coke and Gas plant, as well as the commissioning of a new coking battery at our Chelyabinsk metallurgical plant last year.

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Mechel OAO

Irina Ostryakova

Director of Communications

Phone: 7-495-221-88-88

Fax: 7-495-221-88-00

irina.ostryakova@mechel.com

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Mechel is one of the leading Russian mining and metals companies. Mechel unites producers of coal, iron ore, nickel, steel, rolled products, and hardware. Mechel products are marketed domestically and internationally.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

By:	/s/ Igor Zyuzin
Name:	Igor Zyuzin
Title:	CEO

Date:   April 5, 2007